Exhibit 99.4
SAFEGUARD SCIENTIFICS, INC.
RESTRICTED STOCK UNIT GRANT AGREEMENT
DATE OF GRANT: OCTOBER 28, 2016

This Restricted Stock Unit Grant Agreement (“RSU Grant”) is made to Scott Snyder (the "Grantee") on this 28th day of October, 2016, in accordance with the terms of that certain letter agreement between Safeguard Scientifics, Inc. (the “Company”) and Scott Snyder dated June 1, 2016 (the “Employment Letter”), subject to all of the terms and conditions in this RSU Grant. Although the RSU Grant is not made pursuant to the 2014 Equity Compensation Plan (the “Plan”), except as otherwise provided herein, the Grant shall be subject to the rules of the Plan as if it were a RSU Grant made pursuant to the Plan. Capitalized terms used and not otherwise defined in this RSU Grant document are used herein as defined in the Plan.

1.    RSU Grant.

Subject to the terms and conditions set forth in this RSU Grant and the Plan, the Company hereby grants to the Grantee 11,284 restricted stock units (the “RSUs”). Each RSU represents the right to receive one share of common stock of the Company, $.10 par value (the “Common Stock”), for no consideration, on the terms set forth herein.

2.    Rights of the Grantee with Respect to the RSUs.

(a)    No Shareholder Rights. The RSUs granted pursuant to this RSU Grant do not and shall not entitle the Grantee to any rights of a shareholder of Common Stock. The rights of the Grantee with respect to the RSUs shall remain forfeitable in accordance with the terms hereof and of the Plan at all times prior to the date on which such RSUs become vested, and the forfeiture provisions with respect to the RSUs lapse, in accordance with Section 3 of this RSU Grant, except to the extent otherwise specified in the Grantee’s employment or service contract with the Company, if any, in which case such employment or service contract shall control.

(b)     Conversion/Settlement of RSUs; Issuance of Common Stock. No shares of Common Stock shall be issued to the Grantee prior to the date on which the RSUs vest, and the forfeiture provisions with respect to the RSUs lapse, in accordance with Section 3. Neither this Section 2(b) nor any action taken pursuant to or in accordance with this Section 2(b) shall be construed to create a trust of any kind. As of the date upon which the RSUs vest as provided herein, and subject to Section 6 of this RSU Grant, the Company shall cause to be registered in the Grantee’s name, in a book entry account at the Company’s transfer agent, that number of shares of Common Stock underlying the vested RSUs. The unrestricted shares of Common Stock will be delivered to the Grantee as soon as practicable after the applicable vesting date, but no later than two and one-half months following such vesting date.

(c)    Clawback. The RSUs have been granted conditioned upon your acknowledgment and agreement that such RSUs are subject to recapture (“Clawback”) by the Company in the event of any error, mistake, wrongdoing or negligence in the granting or vesting of such RSUs, as the Compensation Committee may determine is appropriate, in its discretion, including, but not limited to, application of a Clawback provision or other provisions pursuant to policies developed by the Board.

3.    Vesting and Forfeiture of Unvested RSUs.
(a)    To the extent that any of the RSUs have not vested prior to such date, the RSUs shall be deemed forfeited on the tenth anniversary of the date hereof.

(b)    In the event that the Grantee (i) ceases to be employed by the Company or (ii) otherwise ceases to provide agreed-to-in-writing services to the Company for any reason (including the Grantee’s death or permanent disability) other than as set forth below, the Grantee shall forfeit all RSUs in which the Grantee is not vested at the time of his or her cessation of employment or service (hereinafter referred to as the “Unvested RSUs”). Notwithstanding the foregoing, unless more favorable vesting terms are provided in a written agreement between the Grantee and the Company, in the event the Grantee’s employment or other agreed-to-in-writing service with the Company is terminated by the Company without cause (as defined below), the RSUs shall continue to vest, and the restrictions with respect to the RSUs shall continue to lapse, for the period during which the Grantee continues to be paid any severance amounts by the Company.

For purposes of this RSU Grant, “cause” shall mean (i) Grantee’s failure to adhere to any written Company policy, Grantee’s breach of any agreement entered into with the Company or Grantee’s willful misconduct in connection with the performance of Grantee’s duties and responsibilities as an employee, board member or advisor of the Company, in each case if Grantee has been given an opportunity to comply with such policy or cure such breach or misconduct within a ten-day period following notice thereof; (ii) Grantee’s misappropriation (or attempted misappropriation) of a material business opportunity of the Company, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Company; (iii) Grantee’s misappropriation (or attempted misappropriation) of any Company funds or property; (iv) Grantee’s fraud or dishonesty that results in a loss, damage or injury to the Company; (v) Grantee’s use or disclosure of any trade secret or confidential information of the Company not in furtherance of Company business; or (vi) Grantee’s conviction of, or Grantee’s entering a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment or which would cause harm to the reputation of the Company.

(c)    Basic Vesting. If the Grantee remains employed by or otherwise continues providing agreed-to-in-writing service to the Company through the applicable vesting events, Grantee shall acquire a vested interest in, and the forfeiture provisions of this Section 3 shall lapse, in accordance with the 2016 Capital Return Vesting Model (based on the Company’s cash-on-cash returns related to a pool of new partner companies), or such other vesting method that the Compensation Committee defines in connection with the 2016 annual equity grant process, as determined by the Committee in its sole discretion.

(d)    Early Vesting Upon a Change-of-Control Termination. Notwithstanding the other vesting provisions contained in this Section 3, but subject to the other terms and conditions set forth herein, upon a Change-of-Control Termination (as defined below), all of the RSUs shall become immediately and unconditionally vested, and the forfeiture provisions with respect to all of the RSUs shall lapse. For purposes of this RSU Grant, a (i) Change-of-Control shall have the meaning as defined in the Grantee's employment or other written agreement with the Company, or, if no such agreement is in effect, the meaning as defined in the Plan; and (ii) a Change-of-Control Termination shall have the meaning as defined in the Grantee’s employment or other written agreement with the Company, or, if no such agreement is in effect, the Grantee’s termination of employment by the Company without cause upon the occurrence of a Change of Control.

4.    Assignment and Transfer.

Except as the Committee may otherwise permit pursuant to the Plan, the rights and interests of the Grantee under this RSU Grant may not be sold, assigned, encumbered or otherwise transferred. In the event of any attempt by the Grantee to alienate, assign, pledge, hypothecate, or otherwise dispose of the RSUs or any right hereunder, except as provided for in this RSU Grant, or in the event of the levy or any attachment, execution or similar process upon the rights or interest hereby conferred, the Company may terminate the RSUs by notice to the Grantee, and the RSUs and all rights hereunder shall thereupon become null and void. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company’s parents, subsidiaries and affiliates. This RSU Grant may be assigned by the Company without the Grantee’s consent.

5.    Change of Control.

Except as set forth in Section 3(d) above, the provisions of the Plan applicable to a Change of Control shall apply to the RSUs, and, in the event of a Change of Control, the Committee may take such actions as it deems appropriate pursuant to the Plan.
6.    Withholding of Taxes.

The Grantee shall be required to deposit with the Company (or have withheld from amounts otherwise payable to the Grantee by the Company) an amount of cash equal to the amount determined by the Company to be required with respect to any withholding taxes, FICA contributions, or the like under any federal, state, or local statute, ordinance, rule, or regulation in connection with the award or settlement of the RSUs. The Company may take whatever action it deems necessary to protect the interests of the Company in respect of such tax liabilities, including, without limitation, withholding the required amounts from the Grantee’s pay during the pay periods next following the date on which any such applicable tax liability otherwise arises, withholding a portion of the shares of Common Stock issuable upon settlement of the RSUs, selling for the Grantee’s account a portion of such shares of Common Stock and applying the net proceeds thereof to the payment of such taxes, or deducting from other wages, bonuses or other amounts payable to the Grantee by the Company, any federal, state or local taxes required by law to be withheld with respect to such RSU Grant.

The Company shall not deliver any of the shares of Common Stock issuable upon settlement of the RSUs until and unless the Grantee has made the deposit required herein or proper provision for required withholding has been made.

7.    Grant Subject to Plan Provisions; Entire Agreement.

This RSU Grant is made separate from the Plan as an inducement to accept employment pursuant to the Employment Letter. Notwithstanding the preceding sentence, except to the extent otherwise stated in this RSU Grant or to the extent the context otherwise requires, this RSU Grant shall be interpreted as if it has been granted pursuant to the Plan. This RSU Grant is subject to the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Compensation Committee in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (i) rights and obligations with respect to withholding taxes, (ii) the registration, qualification or listing of the shares issuable upon settlement of the RSUs, (iii) capital or other changes of the Company, and (iv) other requirements of applicable law. The Committee shall have the authority to interpret and construe the RSUs pursuant to the terms of this RSU Grant and the Plan, and its decisions shall be conclusive as to any questions arising hereunder. Other than as specifically referred to in Section 3 above, this RSU Grant represents the entire agreement between the parties with respect to the RSUs and may only be modified or amended in a writing signed by both parties.

8.    No Employment or Other Rights.

The grant of the RSUs shall not confer upon the Grantee any right to be retained by or in the employ of the Company and shall not interfere in any way with the right of the Company to terminate the Grantee's employment or service at any time, subject to the terms of such employment agreement as may be in effect between the Grantee and the Company. No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not contained in any formal employee manual or handbook) shall be construed to modify this RSU Grant or to create express or implied obligations to the Grantee of any nature.

9.    Applicable Law.

The validity, construction, interpretation and effect of this RSU Grant shall be governed by and determined in accordance with the laws of the Commonwealth of Pennsylvania. This RSU Grant is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or an exemption, and payments may only be made under this RSU Grant upon an event and in a manner permitted by Section 409A of the Code, to the extent applicable. To the maximum extent permitted under Section 409A of the Code, the benefits provided under this RSU Grant are intended to be subject to a “substantial risk of forfeiture” under Section 409A of the Code, and will be paid within the “short-term deferral period” following the lapse of the applicable forfeiture conditions. In no event may the Grantee, directly or indirectly, designate the calendar year of a payment. Notwithstanding anything in this RSU Grant to the contrary, if required by Section 409A of the Code, if the Grantee is considered a “specified employee” for purposes of Section 409A of the Code and if payment of any amounts under this RSU Grant is required to be delayed for a period of six months after separation from service pursuant to Section 409A of the Code, payment of such amounts shall be delayed as required by Section 409A of the Code, and the accumulated amounts shall be paid in a lump sum payment within ten days after the end of the six-month period. If the Grantee dies during the postponement period prior to the payment of benefits, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of the Grantee’s estate within 60 days after the date of the Grantee’s death.

10.     Notice.

Any notice to the Company provided for in this RSU Grant shall be addressed to the Company in care of the General Counsel at 170 North Radnor-Chester Road, Suite 200, Radnor, PA 19087, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company, or to such other address as the Grantee may designate to the Company in writing. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

SAFEGUARD SCIENTIFICS, INC.

By:	/s/ Stephen T. Zarrilli
Stephen T. Zarrilli
President & Chief Executive Officer

ACCEPTANCE OF GRANT

I hereby accept the RSU Grant described herein, and agree to be bound by the terms, conditions, and restrictions of such RSU Grant as set forth in the attached RSU Grant document, the Plan and the Company’s policies, as in effect from time to time, relating to the administration of the Plan and/or the Company’s compensation policies and practices. I hereby acknowledge receipt of a copy of the Plan and the prospectus relating to the issuance of the shares subject to such RSU Grant.

I understand that an RSU Grant (and its proceeds) may be forfeited, cancelled or recovered by the Company in certain circumstances, including pursuant to any and all clawback, anti-hedging and other applicable policies currently in effect or adopted by the Company in the future made applicable to this RSU Grant without requirement of my consent to such policies. I hereby agree that all of the decisions and determinations of the Committee with respect to the RSU Grant shall be final and binding.

Date	Scott Snyder, Grantee

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